

July 12, 2010

Mr. O. Kim Goheen
Chief Financial Officer
Cameco Corporation
2121 – 11th Street West
Saskatoon, Saskatchewan Canada
S7M1J3

>    **Re:    Cameco Corporation**
>    **Form 40-F for the Fiscal Year Ended December 31, 2009**
>    **Filed March 31, 2010**
>    **Response Letter Dated May 14, 2010**
>    **Response Letter Dated June 23, 2010**
>    **File No. 001-14228**

Dear Mr. Goheen:

   We have completed our review of your Form 40-F and related filings and have no further comments at this time.

>    Sincerely,

>    H. Roger Schwall
>    Assistant Director